January 30, 2026

Ms. Kim McManus
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: USCA All Terrain Fund, File No. 811-23055

Dear Ms. McManus:

On October 21, 2025, USCA All Terrain Fund (the “Registrant” or the “Fund”) filed a supplement (the “Amendment”) to amendment No. 11, originally filed on August 15, 2025, to the Trust’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”).  On December 10, 2025, you provided oral comments. The following is a summary of our understanding of your comments and responses from the Trust.

Comment 1.  Please confirm that the Fund will stay current on all filing obligations.

Response: The Registrant confirms the Fund will stay current on all filing obligations.

Comment 2.  Please confirm that the Fund will use reasonable efforts to locate all shareholders.

Response.  The Registrant confirms it will use reasonable efforts to locate all shareholders.

Comment 3. Please confirm that the Fund will decide on the collectability of all receivables and that it will include in its respective liquidation costs anything that it believes will not be collected.

Response.  The Fund confirms it will consider the collectability of all receivables and receivables on the Fund’s books that are not expected to be paid until after the liquidation will be treated as liquidation costs.

Comment 4. Please include an estimate of the liquidation costs.

Response. The Registrant will ensure it includes the liquidation costs in its Form N-8F filing.

Comment 5. Please advise whether the Codification Topic 450 will be used in accounting for the liquidation.

Response. The Fund confirms that Topic 450 will be used in accounting for the liquidation.

January 30, 2026

Comment 6. Please remember to file a de-registration application on Form N-8F to deregister the Fund. Please also disclose any tax implications.

Response. The Fund confirms it will file a Form N-8F after the Fund is liquidated and will disclose any tax implications.

Comment 7. Please advise if any in-kind distributions are anticipated, if yes:

1). What would such distributions consist of?

2). Please revise the amendment to clarify to shareholders who cannot legally acquire securities in-kind will receive reduced amounts to account for expenses related to the disposition of such securities.

3). Please describe the criteria use to determine if a shareholder can legally acquire securities.

Response. The Fund will not make any in-kind distributions as part of the liquidation.

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If you have any questions concerning this filing, please contact JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser